Exhibit 99.5

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone: 1-800-564-6253 Fold Fold CPUQC01.E.INT/000001/i1234 TALISMAN ENERGY INC. - LETTER OF TRANSMITTAL Please read the information on the following pages before completing this Letter of Transmittal or contact the Depositary at 1-800-564-6253. Capitalized terms used, but not defi ned in this Letter of Transmittal, shall have the meanings given to them in the information circular and proxy statement (the “Information Circular”) of Talisman Energy Inc. (“Talisman” or the “Company”) dated January 13, 2015. Lost Certifi cate(s): If you cannot locate some or all of your certifi cates, read Box B on page 2 and mark the boxes above appropriately to indicate which certifi cate(s) you lost and attach the certifi cate(s) you have to the Letter of Transmittal. Holders of Direct Registration Advice(s) (“DRS Advice”): Shareholders holding a DRS Advice are not required to submit the DRS Advice. Shareholders are required to complete the Letter of Transmittal and any additional documentation required by the Letter of Transmittal. Unexchanged certifi cates: The certifi cates noted above may represent certifi cates that have not been exchanged to Common Shares of Talisman (predecessor certifi cates). Step 1. Locate your Talisman Energy Inc. common share certifi cates. If you cannot, please refer to Box B on page 2. Step 2. Sign, date and provide contact details and delivery instructions. Please sign as your name appears above. Signature of Holder Signature of Co-Holder (if more than one holder listed) MM / DD / YY . Date Daytime Phone number (______) -______________ Evening Phone number (______) -______________ TOTAL SHARES

SPECIAL REGISTRATION INSTRUCTIONS

To be completed ONLY if the cheque(s) are to be issued in the name of someone other than the person(s) indicated at the top of this Letter of Transmittal. If this box is completed, the signature must be guaranteed. See Instruction 3.

☐ Issue cheque(s) to:

Name: ____
(Please Print)

Address: ____

Telephone No.: (________)______________________________

Social Insurance number: ______________________________

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the cheque(s) are to be sent to someone other than the person(s) indicated at the top of this Letter of Transmittal or to such person(s) at an address other than that appearing above. If this box is completed, the signature must be guaranteed. See Instruction 3.

☐ Mail cheque(s) to:

Name: ____
(Please Print)

Address: ____

Telephone No.: (________)______________________________

HOLD FOR PICK UP

☐ Hold cheque(s) for pick-up at the office of the Depositary.

Step 3. Complete and/or review Box A and Box B and, if applicable, Box C below.

Step 4. Send this Letter of Transmittal and any certificates to the Depositary in the self addressed, envelope included.

BOX A – STATUS AS U.S. SHAREHOLDER (TO BE COMPLETED BY ALL SHAREHOLDERS)

☐ The signatory represents and warrants that the signatory is a U.S. Shareholder (as defined in Instruction 6) or is acting on behalf of a U.S. Shareholder.

☐ The signatory represents and warrants that the signatory **is not** a U.S. Shareholder and **is not** acting on behalf of a U.S. Shareholder.

If you (i) are a U.S. Shareholder or, (ii) are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Form W-9 attached to this Letter of Transmittal or otherwise provide a certificate that you are exempt from backup withholding, as provided in the instructions.

BOX B – STATEMENT FOR LOST SHARE CERTIFICATES

By checking the lost certificate box(es) and signing the front of the Letter of Transmittal, I agree to the following: I am the lawful owner of the Common Shares described on the front of this form. My missing certificate(s) has/ have not been endorsed, cashed, negotiated, transferred, assigned, or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them) and I make this statement for the purposes of exchanging the certificate(s) without surrender of the certificate(s), and the exchange of the Common Shares represented thereby, and hereby agree to surrender the certificate(s) for cancellation should I, at any time, find the lost certificate(s). I hereby agree, for myself, my heirs, assigns and personal representatives, that in consideration of the payment of the Common Shares represented by the lost certificates to completely indemnify, protect and hold harmless Talisman, AcquisitionCo, Repsol S.A., Computershare Trust Company of Canada and Travelers Guarantee Company of Canada, their lawful successors and assigns, and any other party to the transaction (the "**Obligees**"), from and against all losses, costs, and damages, including court costs and attorney's fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s) and the exchange payment for the Common Shares represented thereby. The rights accruing to the Obligees under the preceding sentence shall not be limited by negligence, inadvertence, accident, oversight, or breach of any duty or obligations the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, consent, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach of failure may occur or have occurred. I acknowledge that an insurance premium of 3% of the value of the lost Common Shares will apply and be payable by me. The Common Shares are valued at USD $8.00. I authorize Computershare Trust Company of Canada to withhold the premium from the payment in exchange of my Common Shares. Surety protection for the Obligees is provided under Bond #985 101133112 BCK issued by Travelers Guarantee Company of Canada.

If your lost certificate(s) forms part of an estate or trust, or are valued at more than USD $100,000.00, please contact Computershare Trust Company of Canada for additional instructions.

Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

BOX C – CURRENCY OF PAYMENT

☐ Check here if you wish to receive payment for your Common Shares in Canadian dollars based on the exchange rate set forth below.

By checking the box above, you acknowledge and agree that (a) the exchange rate for one United States dollar expressed in Canadian dollars will be the rate available from Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted, and (b) the risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by you, the Common Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions. If you wish to receive your payment in Canadian dollars, your certificate(s) and this validly completed and duly signed Letter of Transmittal must be delivered to the Depositary.
A Shareholder who does not check the box above will receive payment of Consideration in United States dollars.

Enclose all certificates in the envelope provided and send with completed form to the Depositary, or for any questions contact the Depositary.

By Mail:	PO Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Attn: Corporate Actions	**By Registered Mail, Hand or Courier**	100 University Avenue 8th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions	**North America Toll Free -** **Outside North America -** **Email:** corporateactions@computershare.com	1-800-564-6253 1-514-982-7555

- 2 -

17DE14081_013WKH

TO: TAPBC ACQUISITION INC. ("AcquisitionCo")
TO: TALISMAN ENERGY INC. ("Talisman")

AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA (the "DEPOSITARY" or "COMPUTERSHARE"), AS DEPOSITARY

All capitalized terms not otherwise defined in this Letter of Transmittal shall have the meaning given to such terms in the Information Circular.

The signatory represents and warrants that: (i) the signatory is the registered shareholder ("**Shareholder**") of the common shares ("**Common Shares**") of Talisman Energy Inc. ("**Talisman**") represented by the certificate(s) listed on the first page of this Letter of Transmittal; (ii) the signatory is the legal owner of the Common Shares and has good title to the rights represented by the certificates(s) listed on the first page of this Letter of Transmittal and the Common Shares are delivered free and clear of any hypothecations, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims; (iii) the signatory has full power and authority to execute and deliver this Letter of Transmittal; and to deposit, sell, assign, transfer and deliver the certificate(s) listed on the first page of this Letter of Transmittal; (iv) the surrender of the signatory's certificate(s) listed on the first page of this Letter of Transmittal complies with applicable Laws and that the information provided herein is true, accurate and complete as of the date hereof; and (v) unless the signatory shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior the Effective Date the signatory will not transfer or permit to be transferred any Common Shares represented by the certificate(s) listed on the first page of this Letter of Transmittal except as pursuant to the Arrangement , as defined herein. The representations and warranties of the signatory shall survive the completion of the Arrangement.

The certificate(s) listed on the first page of this Letter of Transmittal are hereby surrendered to the Depositary in connection with the plan of arrangement (the "**Arrangement**") under section 192 of the Canada Business Corporations Act involving Talisman and AcquisitionCo, an indirect wholly-owned subsidiary of Repsol S.A. ("**Repsol**"), as described in the Information Circular of Talisman dated January 13, 2015 (the "**Information Circular**"). Pursuant to the Arrangement, on the effective date of the Arrangement (the "**Effective Date**"), AcquisitionCo will acquire all outstanding Common Shares in exchange for a cash payment of USD $8.00 per Common Share (the "**Consideration**").

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the signatory revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the signatory at any time with respect to the Common Shares represented by the certificate(s) listed on the first page of this Letter of Transmittal, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Common Shares represented by the certificate(s) listed on the first page of this Letter of Transmittal.

The signatory hereby acknowledges that the delivery of the Common Shares represented by the certificate(s) listed on the first page of this Letter of Transmittal shall be effected and the risk of loss and title to such Common Shares shall pass only upon proper receipt thereof by the Depositary. The signatory will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Common Shares represented by the certificate(s) listed on the first page of this Letter of Transmittal.

Each authority conferred or agreed to be conferred by the signatory in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the signatory and all obligations of the signatory in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the signatory.

The signatory surrenders to AcquisitionCo, effective at the Effective Time, all right, title and interest in and to the Common Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the signatory, with the full power of substitution to deliver the certificate(s) representing the Common Shares pursuant to the Arrangement and to effect the transfer of the Common Shares on the books of Talisman. The certificate(s) representing the Common Shares will be cancelled at the Effective Time as set out in the Plan of Arrangement.

As soon as practicable after the Effective Date, by surrendering the certificate(s) listed on the first page of this Letter of Transmittal together with this validly completed and duly signed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the signatory will be entitled to receive in exchange therefor, and the Depositary will (i) deliver to the signatory at the address specified by the signatory on the first page of this Letter of Transmittal (unless the signatory contacts the Depositary and instructs otherwise before the Effective Date or the signatory completes the special delivery instructions on the second page of the Letter of Transmittal); or (ii) make available at the offices of the Depositary at which this Letter of Transmittal and the certificate(s) for the Common Shares were delivered, for pick-up by the Shareholder, as requested by the Shareholder in this Letter of Transmittal, the Consideration which such Shareholder has the right to receive under the Arrangement (see Instruction 3). If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the signatory in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the signatory at the last address of the signatory as it appears on the securities register of Talisman.

The signatory acknowledges receipt of the Information Circular.

The signatory acknowledges that the deposit of Common Shares pursuant to the procedures of this Letter of Transmittal will constitute a binding agreement between the Shareholder and AcquisitionCo upon the terms and subject to the conditions of the Arrangement. This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Privacy Notice: Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the U.S. for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

Lost Certificate(s): If you cannot locate some or all of your certificate(s), please read Box B on the second page of this Letter of Transmittal and mark the boxes on the first page of this Letter of Transmittal appropriately to indicate which certificate(s) you lost and attach the certificate(s) you have to the Letter of Transmittal.

Currency of Payment: Payments will be made in either United States dollars or Canadian dollars. To receive payment in Canadian dollars, the signatory must check Box C on the second page of this Letter of Transmittal, in which case the Consideration will be converted from United States dollars to Canadian dollars and the signatory acknowledges and agrees that the exchange rate for one United States dollar expressed in Canadian dollars will be based on the prevailing market rate on the date the funds are converted, and further acknowledges and agrees that the risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the signatory.

17DE14081_013WLH

17DE14081_013WME Additional Instructions 1. Delivery of Certifi cates: Your certifi cate(s) and this validly completed and duly signed Letter of Transmittal must be sent or delivered to the Depositary. The method of delivery of certifi cate(s) to the Depositary at one of the addresses set forth at the end of this Letter of Transmittal is at the sole option and risk of the surrendering Shareholder. Delivery will be deemed effective only when received by the Depositary. Do not send your certifi cate(s) or this Letter of Transmittal to Talisman or AcquisitionCo. For your convenience, a security return envelope is enclosed. 2. Registration: If any of your Common Shares are registered in different names on several certifi cates, it will be necessary to complete, sign and submit as many separate Letter of Transmittals as there are different registrations of Common Shares. If your Common Shares are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certifi cate(s), (i) such deposited certifi cate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) of such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certifi cate(s) and must be guaranteed as noted in Instruction 3. Where this Letter of Transmittal or any share transfer power of attorney is executed by a person as an or on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either AcquisitionCo or the Depositary, at their discretion, may require additional evidence of authority or additional documentation. 3. Guarantee of Signatures: If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares, or, if the Arrangement is not completed or proceeded with, or if Common Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Talisman, or if the payment of the Consideration is to be issued in the name of a person other than the registered owner(s) of the Common Shares or sent to an address other than the address of the registered owner(s) as shown on the registers of Talisman, such signature must be guaranteed by an Eligible Institution (as defi ned below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). If you have any questions with respect to the foregoing or otherwise need assistance completing this Letter of Transmittal, please call the Depositary. An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members. 4. Large Payments: Any payment in excess of $25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Any delay in payment by the Depositary resulting from the provision by the signatory of wire transfer instructions will not entitle the signatory to interest or other compensation. 5. Cessation Rights: Subject to applicable legislation relating to unclaimed personal property, any certifi cate(s) formerly representing Common Shares that are not deposited with all other documents as required by the Arrangement on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against AcquisitionCo, Repsol or Talisman, and the payment to which the former Shareholder was entitled will be deemed to have been surrendered to AcquisitionCo for no consideration. 6. U.S. Shareholders and U.S. Backup Withholding: United States federal income tax law generally requires that a U.S. Shareholder (as defi ned below) who receives cash in exchange for Shares timely provide the Depositary with his, her, or its correct Taxpayer Identifi cation Number (“TIN”), which, in the case of a Shareholder who is an individual U.S. person, is generally the individual’s social security number, or otherwise establish that he, she or it is not subject to backup withholding. If the Depositary is not timely provided with the correct TIN or an adequate basis for an exemption, as the case may be, such Shareholder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount currently equal to 28% of the gross proceeds of any payment received hereunder. In general, to prevent backup withholding, each U.S. person must timely provide his, her, or its correct TIN by completing enclosed IRS Form W-9, which requires such Shareholder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notifi ed by the Internal Revenue Service that the Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notifi ed the Shareholder that the Shareholder is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person (including a U.S. resident alien) (as defi ned below). A “U.S. Shareholder” is any Shareholder that is either (A) providing an address that is located within the United States or any territory or possession thereof to the Depositary, or (B) a U.S. person for United States federal tax purposes. For U.S. federal tax purposes, a “U.S. person” is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, association or other entity classifi ed as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state in the United States, or the District of Columbia; (iii) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. Exempt Shareholders are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt Shareholder must enter its correct TIN in Part 1 of IRS Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the ‘‘General Instructions” (the “W-9 Guidelines”) that follow enclosed IRS Form W-9. If a U.S. person does not have a TIN, such Shareholder should: (1) consult the W-9 Guidelines for instructions on applying for a TIN; (2) write ‘‘Applied For’’ in the space for the TIN in Part I of IRS Form W-9; and (3) sign and date IRS Form W-9 and the Certifi cate of Awaiting Taxpayer Identifi cation Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such Shareholder prior to the time a properly certifi ed TIN is provided to the Depositary. A U.S. Shareholder that is not a U.S. person or is not acting on behalf of such a U.S. person should not submit an IRS Form W-9. Instead, such Shareholder should timely submit an appropriate and properly completed Internal Revenue Service Form W-8 Certifi cate of Foreign status, signed under penalty of perjury, to avoid backup withholding. An appropriate Internal Revenue Service Form W-8 (W-8BEN, W-8BEN-E, W-8EXP or other applicable form) may be obtained from the Depositary. Such forms are also available on the Internal Revenue Service website at www.irs.gov.

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See **Specific Instructions** on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only **one** of the following seven boxes:
☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ______
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
Exempt payee code (if any) ______
Exemption from FATCA reporting code (if any) ______
(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number
☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number
☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here | **Signature of U.S. person** ▶ | **Date** ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and
4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Cat. No. 10231X Form **W-9** (Rev. 12-2014)

17DE14081_013WNB CPUQC01.E.INT/000001/i1234

17DE14081_013WOB Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: An individual who is a U.S. citizen or U.S. resident alien; A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; An estate (other than a foreign estate); or A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States: In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships above. What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1 040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. 17DE14081_013WOB

17DE14081_013WPB Form W-9 (Rev. 12-2014) Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3. Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.” Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you. Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1 -An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2) 2-The United States or any of its agencies or instrumentalities 3-A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4-A foreign government or any of its political subdivisions, agencies, or instrumentalities 5-A corporation 6-A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7 -A futures commission merchant registered with the Commodity Futures Trading Commission 8-A real estate investment trust 9-An entity registered at all times during the tax year under the Investment Company Act of 1940 10-A common trust fund operated by a bank under section 584(a) 11-A financial institution 12-A middleman known in the investment community as a nominee or custodian 13-A trust exempt from tax under section 664 or described in section 4947 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for ... THEN the payment is exempt for ... Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be 1 (reported and direct sales over $5),(000) Generally, exempt payees 2 (1 through 5) Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4 (1) See Form 1099-MISC, Miscellaneous Income, and its instructions. 17DE14081_013WPB Page3 2 (However), (the following payments made to a corporation and reportable on Form) 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code. A-An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B-The United States or any of its agencies or instrumentalities C-A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D-A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E-A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F-A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state G-A real estate investment trust H-A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 1-A common trust fund as defined in section 584(a) J-A bank as defined in section 581 K-A broker L-A trust exempt from tax under section 664 or described in section 4947(a)(1) M-A tax exempt trust under a section 403(b) plan or section 457(g) plan Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Page4 Form W-9 (Rev. 12-2014) Page4 Form W-9 (Rev. 12-2014)

17DE14081_013WQB Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual 2. Two or more individuals Uoint account) 3. Custodian account of a minor (Uniform Gift to Minors Act) 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law 5. Sole proprietorship or disregarded entity owned by an individual 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A)) The individual The actual owner of the account or, if combined funds, the first individual on the account’ The minor’ The grantor-trustee’ The actual owner’ The owner’ The grantor For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual 8. A valid trust, estate, or pension trust 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 10. Association, club, religious, charitable, educational, or other tax- exempt organization 11. Partnership or multi-member LLC 12. A broker or registered nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i) (B)) The owner Legal entity’ The corporation The organization The partnership The broker or nominee The public entity The trust 3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2. *Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: Protect your SSN, Ensure your employer is protecting your SSN, and Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling theTAS toll-free case intake line at 1-877-777-4778 or TTY!TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information. 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 17DE14081_013WQB